Exhibit (a)(1)(F)

AKOUOS, INC.

Notice to Equity Award Holders

October 31, 2022

Dear Akouos Equity Award Holder:

On October 17, 2022, Akouos, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Eli Lilly and Company (“Lilly”) and Lilly’s wholly-owned subsidiary, Kearny Acquisition Corporation (the “Purchaser”), pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Company common stock in exchange for (a) $12.50 per share (such amount, the “Cash Consideration”) plus (b) one non-tradable contingent value right (each, a “CVR”), which represents the contractual right to receive contingent payments of up to $3.00 per CVR upon the achievement of certain specified milestones in accordance with and subject to the conditions of a contingent value rights agreement. The Cash Consideration plus one CVR are collectively referred to as the “Offer Price”. Following the consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), and all shares of the Company common stock not tendered in the Offer will convert into the right to receive the Offer Price in the Merger. For purposes of this Notice, the term “Effective Time” will mean the effective time of the Merger. The Company will survive the Merger as a wholly-owned subsidiary of Lilly.

You are receiving this letter because you hold outstanding equity awards granted pursuant to the Company’s 2016 Stock Plan and/or the Company’s 2020 Stock Plan. The treatment of each type of outstanding equity award in the Merger is described below. To see all of your currently outstanding equity awards go to https://us.etrade.com/home, if you hold your options through E*TRADE. No matter what type of equity award you hold, you should consult your own tax advisor as to the specific tax implications to you of the Offer and the Merger with respect to your equity awards, including the applicability and effect of federal, state, local and non-U.S. tax laws. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances, and this summary is not intended to constitute tax advice.

Options

If you hold unexercised options to purchase shares of Company common stock (each, an “Option”), then:

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at the Effective Time, each Option that you hold that has an exercise price that is less than $12.50 per share (each such Option, a “Company Cash-Out Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically be cancelled, by virtue of the Merger and without any action on your part, and converted into the right to receive (without interest) (x) an amount in cash (less any applicable tax withholdings) equal to the product of (i) the excess, if any, of the Cash Consideration over the applicable exercise price per share of such Company Cash-Out Stock Option multiplied by (ii) the total number of shares subject to such Company Cash-Out Stock Option and (y)

one CVR for each share of Company common stock subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting); and

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effective as of five business days prior to the date on which the closing of the Merger occurs (the “Closing Date”), or such other date occurring prior to the Closing Date (but in no event fewer than two business days prior to the Closing Date), as may be determined by the Company’s Board of Directors in its reasonable discretion and in accordance with the terms of the applicable Company equity incentive plan (such date, the “Acceleration Date”), each Option that you hold that has an exercise price that is equal to or greater than the Cash Consideration (each such option, a “Company Exercisable Pre-Close Stock Option”) will vest in full and become exercisable up to and through the close of regular trading on the Nasdaq Global Select Market on the second business day following the Acceleration Date (such second business day, the “Last Exercise Date”) in accordance with the terms and conditions of such Company Exercisable Pre-Close Stock Option in effect on the date of the Merger Agreement, and such Company Exercisable Pre-Close Stock Option will terminate and be of no further force or effect as of immediately prior to the closing of the Merger if not exercised by you on or prior to the close of regular trading on the Last Exercise Date.

Restricted Stock

If you hold shares of restricted stock of the Company (“Restricted Stock”), then immediately prior to the Effective Time, your Restricted Stock will vest in full and will be exchanged for the Offer Price in the same manner as all other shares of Company common stock, less any applicable tax withholdings.

Please submit any questions you have regarding this notice by e-mail to Karoline Shair at [*] or by telephone at [*].

ADDITIONAL INFORMATION

The information in this notice is qualified in its entirety by the terms of the Merger Agreement filed by the Company with the United States Securities and Exchange Commission (“SEC”) on October 18, 2022 as an exhibit to the Company’s Current Report on Form 8-K. You may obtain a copy of the Merger Agreement, the Offer to Purchase filed by Lilly and the Purchaser as an exhibit to the Tender Offer Statement on Schedule TO (the “Offer to Purchase”), and the Solicitation/Recommendation Statement filed by the Company on Schedule 14D-9 (the “Schedule 14D-9”) through the SEC’s website, at http://www.sec.gov. These materials can also be accessed by Company employees on the Company’s website at https://www.akouos.com. You should carefully read the Merger Agreement, the Offer to Purchase and Schedule 14D-9 for additional information and details about the Merger and the treatment of Options and Restricted Stock.

As a reminder, U.S. securities laws prohibit you from trading in Company securities while you possess material, nonpublic information about the Company, and all trading in Company securities is subject to the Company’s Insider Trading Policy available on Egnyte at the following location [*].